FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X      Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit 1

Announcement of Interim Results as from 1 January 2005 to 30 June 2005 issued on 23 August 2005 and published in Hong Kong newspapers on 24 August 2005

Remarks:

The financial information relating to the financial period as from 1 January 2005 to 30 June 2005 set out in the Announcement is unaudited and does not constitute the Group’s statutory financial statements for the financial period as from 1 January 2005 to 30 June 2005, but is derived from those financial statements. Further information regarding the operations and results as from 1 January 2005 to 30 June 2005 of CLP Holdings Limited will be included in the Interim Report 2005 on Form 6-K to be filed with the U.S. Securities and Exchange Commission.

Certain statements contained in this Announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of CLP Holdings Limited to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2004 filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Exhibit 2

Announcement in respect of Resignation of Director & Company Secretary and Appointment of Company Secretary issued on 25 August 2005 and published in Hong Kong newspapers on 26 August 2005.

Exhibit 3

Announcement in respect of Appointment of Alternate Director issued on 30 August 2005 and published in Hong Kong newspapers on 31 August 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Company Secretary

Date: 8 September 2005

Exhibit 1

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

Announcement of Interim Results

as from 1 January 2005 to 30 June 2005

Highlights

•	Electricity sales in Hong Kong grew 3.1% to 13,193GWh; total sales (which include sales to the Chinese mainland) rose 10.5% to 15,338GWh.
•	Consolidated revenue rose 13.8% to HK$16,626 million; revenue from our electricity business in Hong Kong recorded a 8.6% growth to HK$13,638 million.
•	Earnings from our electricity business in Hong Kong increased by 5.2% to HK$3,510 million; earnings from other activities grew by 27.7% to HK$1,010 million.
•	Total earnings up 10.6% to HK$4,577 million; operating earnings (which exclude Hok Un redevelopment profit) up 9.7% to HK$4,403 million.
•	Second interim dividend of HK$0.48 per share.

CHAIRMAN’S STATEMENT

I am pleased to present our Interim Results for the half year ended 30 June 2005 and to record a strong performance by the CLP Group over this period.

Financial Results for the Six-month Period

Total operating earnings for the six months ended 30 June 2005 increased by 9.7% to HK$4,403 million, as compared with the corresponding period in 2004.

This growth in earnings came from across all our investments in the energy sector, whether these be our electricity business in Hong Kong or our interests in the electricity sector in the Mainland and elsewhere in the Asia-Pacific Region.

Further details of the Group’s financial performance are set out in the Management’s Discussion and Analysis which forms part of this announcement. In this Chairman’s Statement, I wish to focus on three aspects of our activities which have been of particular significance during the first half of 2005. These are : -

•	The Hong Kong Government’s public consultation on the development of the electricity market in Hong Kong after 2008;

•	The progress made by the Group in continuing to make good on its commitment to manage responsibly the environmental aspects of our activities; and

•	The completion of CLP’s acquisition of Singapore Power’s merchant energy business in Australia.

Hong Kong Electricity Business

Stage I of the Hong Kong Government’s public consultation on the development of the electricity market in Hong Kong after 2008 concluded at the end of April. I wrote to shareholders in May to advise that, as promised, CLP has been an active, informed and authoritative participant in the public discussion todate. Our response to Stage I of the consultation, “A Balanced Deal - A Bright Future”, was submitted to Government on 26 April. In this, we emphasised that the keys to the excellence of Hong Kong’s electricity supply were found in a regulatory system which delivers practicality, service excellence, a fair deal for investors and clear accountability and responsibility.

In June, Government published its summary of the views received in response to Stage I of its consultation. These included 766 written submissions from many sectors of our community - ranging from businesses to individuals, from trade organisations to environmental groups, as well as 175 messages through the discussion forums on Government’s website. We welcome this wide participation in the debate on the future of our industry.

It has been noticeable that the majority of those who participated in the consultation consider reliability and the safety of electricity supply to be the most important objectives of the future regulation of Hong Kong’s electricity sectors - in line with the views which CLP itself has already expressed. We are also encouraged that most respondents consider our tariff to be reasonable and affordable.

Opinions were expressed that the post-2008 regulatory regime should provide for lowered returns for investors, and for that regime to be subject to a shortened review period. In these respects, CLP’s position is clear - returns must not be judged in isolation, nor should they be reset at unduly frequent intervals. The reliability of Hong Kong’s electricity supply has not happened by chance. It has stemmed from timely and adequate investment in Hong Kong’s electricity infrastructure. This, in turn, depends on a clear and stable regulatory system which offers reasonable returns to investors to facilitate such investment. After all, no other private industry in Hong Kong requires such continuous, large-scale and long-term investment as does the electricity sector.

We understand that Government is now taking into consideration the views collected during its Stage I consultation, so as to map out its proposals for the broad framework of development of the post-2008 electricity market, and that Stage II of the consultation will be launched later this year. CLP will continue its vigorous participation in this debate, and we will continue to report to shareholders on developments in this key issue for CLP’s future.

Environment

A number of respondents to the public consultation on Hong Kong’s electricity sector highlighted the importance of managing the environmental impact of electricity generation and of developing renewable energy sources.

I am pleased to report that CLP continues to move ahead on both these issues - in Hong Kong and elsewhere.

In Hong Kong, our proposals to retrofit flue gas desulphurisation (FGD) equipment at Castle Peak Power Station have now been approved by Government as part of the 2005-8 Financial Plan for our Hong Kong electricity business. This is a major project, and a challenging one - requiring substantial engineering works to be undertaken at the power station, whilst maintaining the availability of its essential generating capacity. Design and planning work is already underway.

The first half of 2005 also saw a significant step forward in our plans to develop the infrastructure needed to assure the availability of natural gas in Hong Kong for our electricity generation, with the start of the environmental review and approval procedures needed for site selection of the liquefied natural gas (LNG) receiving terminal which we will need in order to bring our LNG supply on stream early next decade.

As those shareholders who live in Hong Kong will know, local climatic, geographical and physical characteristics place significant constraints on the extent to which renewable energy can be developed in Hong Kong with existing technology. However, CLP remains keen to increase its participation in renewable energy projects - wherever these are economically, technically and environmentally feasible. In recent months, we have increased our investment in renewable energy projects in the Mainland, both wind and hydro. In addition, we are exploring new opportunities elsewhere, notably in Australia and India, where suitable natural resources are available. We aim to report further progress in this area by the end of 2005.

Australia

In April, a circular to shareholders advised you of the details of the proposed acquisition by CLP of Singapore Power’s merchant energy business in Australia.

This acquisition was completed, as targeted, on 31 May 2005. When coupled with CLP’s existing Yallourn Power Station, CLP is well on the way towards building a diversified and integrated energy business in Australia, focusing on electricity and gas retail, with a portfolio of physical assets in support of that retail business.

This business, which was rebranded as “TRUenergy” in June, constitutes the fifth largest energy retailer in Australia. The acquisition of the merchant energy business has also brought into the CLP Group a 1,280MW gas-fired power station at Torrens Island in South Australia - meaning that we have moved forward from reliance only on coal-fired generation at Yallourn. We believe that this diversified fuel mix promotes a better balance in our electricity generation activities in Australia, including from an environmental perspective.

Given that the acquisition of the merchant energy business was completed only at the end of May, considerable work is underway to integrate that business both with our existing investment at Yallourn and with the standards of operational excellence, financial control and corporate values of the CLP Group as a whole. I will report more fully to shareholders on the progress being made in this regard in our next Annual Report.

As in previous years, these Interim Results explain the wider environmental and social aspects of our activities, in addition to our financial and operational performance. 2005 has started well at the CLP Group - we are determined to carry this performance forward through the remainder of this year and beyond.

Dr. The Hon. Sir Michael Kadoorie

MANAGEMENT’S DISCUSSION AND ANALYSIS

This section describes CLP’s major activities in Hong Kong, the Chinese mainland and elsewhere in the Asia-Pacific region, as well as the Group’s financial results, funding and obligations during the first half of 2005.

Operational Performance and Outlook

Electricity Business in Hong Kong

Following a strong rebound in 2004, the momentum for economic growth slowed slightly but was still sustained at a moderately high pace in the first half of 2005. Electricity sales to local customers in the first half of 2005 rose by 3.1% compared to the corresponding period last year, mainly due to increase in sales to Residential and Commercial sectors.

A steady increase in the number of residential customers and high temperatures in May helped sales to the Residential Sector. The Commercial Sector was supported by favourable business conditions and further improvement in the tourist industry. Growth in the Infrastructure & Public Services Sector was offset by the impact of energy conservation programmes within the Government. Sales to the Manufacturing Sector followed the past declining trend due to the reduction of production in Hong Kong.

A breakdown of the local sales growth by sector during the period is as follows:

	Increase/(Decrease)	Total Local Sales

Residential	8.3%	23.6%
Commercial	3.3%	39.9%
Infrastructure & Public Services	0.9%	26.8%
Manufacturing	(3.2%)	9.7%

Sales to the Chinese mainland recorded strong year-on-year growth of 97.7%. Demand from Shekou remained steady with a slight growth of 0.3%. With the contract with Guangdong Power Grid Corporation (GPG) renewed and continued shortage of electricity supply in Guangdong, significant growth in GPG sales was achieved.

Total unit sales, including both local sales and sales to the Chinese mainland, rose 10.5% in the first half of the year over the same period in 2004.

A new local maximum demand of 6,475MW was recorded in the evening on 18 July. This represented a growth of 2.3% over last year (6,329MW) and reduces our generation reserve margin to 27.6%.

CLP’s efforts towards improving productivity and keeping operating costs to a minimum have led to customers benefiting from an average net tariff that remains the lowest in Hong Kong. During 2004, we announced that tariffs would be frozen in 2005. There has now been no increase in tariff level since 1998.

To enhance supply quality and reliability, as well as provide for demand created by new towns and infrastructure development projects in our supply area, CLP incurred HK$1.8 billion of capital expenditure in the transmission and distribution networks during the period. Major projects included establishment of Mai Po, San Shek Wan, On Shum Street and Wan Po Road Substations. In addition, CLP also invested HK$0.7 billion in generation, customer services and other supporting facilities.

These investments will continue. In June 2005, the Executive Council approved the Financial Plan of our Hong Kong electricity business for the period from January 2005 to September 2008, submitted pursuant to the Scheme of Control Agreement. The approved Financial Plan provides for an estimated capital expenditure of HK$23.8 billion, the majority of which will be used to enhance the transmission and distribution systems.

Electricity Investments in the Chinese Mainland

The Guangdong Daya Bay Nuclear Power Station, in which CLP holds a 25% share, operated at a high capacity factor in the first six months. The station was awarded first places in Nuclear Safety, Industrial Safety and Radiation Protection in the 2004 Safety Challenge Competition, which included all the nuclear power stations in France and South Africa. Daya Bay also obtained its ISO 14001 re-accreditation, a recognition that Daya Bay has held since 1999.

Coal supply and tariff management for our joint ventures Shandong Zhonghua Power Company, Ltd., CLP Guohua Power Company Limited, CLP Guohua Shenmu Power Company Limited and Guizhou CLP Power Company Limited continued to be a primary focus in 2005.

Despite the coal supply situation remaining tight, operation of the power stations has not been affected, except for Anshun II Power Station in Guizhou which experienced temporary restrictions in generation in February 2005 due to coal shortage.

The surge in coal prices which commenced in 2004 has not shown signs of abatement, and high coal prices are likely to prevail throughout 2005. To alleviate the financial pressure on power stations, the PRC authorities approved new tariffs which became effective in mid-2005. Most of the power stations under our joint ventures benefited from the increased tariffs. However, the increases are in general not sufficient to fully compensate for the significant rises in coal costs, resulting in various degrees of impact on profits of our joint ventures. The CLP Guohua and Shenmu power stations were least affected because of higher than projected operating hours. The impact on the Anshun II has been moderate, while that on the Shandong joint venture was substantial.

As regards new projects, satisfactory progress has been made on the 2 x 600MW greenfield project at Fangchenggang in Guangxi in which CLP has a 70% interest. Construction has commenced and it is expected that the project will be commissioned by the end of 2007.

Electricity Investments in the Asia-Pacific Region

CLP acquired the TXU Merchant Energy Business (MEB) from Singapore Power on 31 May 2005. The combination of Yallourn Energy with the MEB to create TRUenergy has enabled CLP to achieve horizontal integration in generation and vertical integration into retail, and access to gas supply. Besides providing significant mitigation to electricity market risks, the integrated business with an investment grade credit rating also provides a strong platform for CLP’s future expansion in the Australian energy retail and generation sectors, including renewable energy.

Our wholly-owned power station Gujarat Paguthan Energy Corporation Private Limited (GPEC), in India, continued to maintain high standards of reliability and safety. Following satisfactory implementation of the amended Power Purchase Agreement (PPA) with the Gujarat Electricity Board (GEB) there was significant improvement in overdue payments in 2004. Although some new challenges to the PPA terms in relation to matters such as incentive payments received when GPEC was available on naphtha fuel but not dispatched and calculations of interest on working capital re-emerged in early 2005, CLP has discussed these with GEB and Gujarat state authorities and is confident that these will be resolved amicably. Work on the 1,095MW expansion at the GPEC site has also been progressing.

In Thailand, construction of the BLCP project has been progressing satisfactorily. The two 717MW coal-fired generating units are expected to commence commercial operation in 2006/07 as planned.

In the first half of 2005, Ho-Ping Power Station in Taiwan continued to show significant improvements in operations, with high reliability recorded. However, on 18 July two of the three coal storage domes were damaged during the passage of Typhoon Haitang. The third dome had been damaged last year. Production and coal unloading were interrupted but resumed after a few days. In the meantime, claims under insurance policies and equipment warranties for the three domes are being pursued.

A favourable adjustment in the energy charge rate at Ho-Ping has also been awarded in accordance with the mechanism under the PPA with Taiwan Power Company. This mitigated to a large extent previous increases in coal and transportation costs.

Property Business

CLP redevelops sites in Hong Kong which are no longer required for electricity purposes.

However, following the completion of the Hok Un redevelopment and the sale of the site at 305 Castle Peak Road, as reported in our Annual Report 2004, we do not currently consider that there are other surplus sites in Hong Kong which would be made available for redevelopment on any significant scale.

Human Resources

On 30 June 2005, the Group employed 5,672 staff (2004: 4,678), of whom 3,829 (2004: 3,897) were employed in the electricity business in Hong Kong and 1,536 (2004: 479) by CLP Power Asia, TRUenergy and GPEC. Total remuneration for the six months ended 30 June 2005 was HK$1,223 million (2004: HK$1,246 million), including retirement benefit costs of HK$91 million for Hong Kong-based employees.

Safety

Two disabling injury incidents occurred in our Hong Kong electricity business in the first half of 2005, resulting in a disabling injury incidence rate of 0.09. On a rolling twelve months basis, the disabling injury incidence rate for the period to 30 June 2005 was 0.11, which compared favourably with that achieved for the calendar year 2004 (0.14).

Environment

In the CLP Group’s “Manifesto on Air Quality and Climate Change” (the Manifesto) issued in December 2004, we committed to a series of initiatives in three key areas of responsible environmental management: climate change, air quality and energy conservation. We report below on our progress in each of these areas.

Climate Change

CLP undertook in the Manifesto to increase renewable energy sources to approximately 5% of the Group’s total generating capacity by 2010. In line with this commitment, CLP is investigating and investing in renewable energy projects outside of Hong Kong, focusing on wind farms and hydro schemes and with an immediate emphasis on China, Australia and India.

In June 2005, we increased our interest in the Huaiji hydro project in Guangdong, China, to 50%. A restructuring scheme is being implemented to resolve the issue of overdue electricity payment, to raise capital to complete a hydro plant being constructed and to improve the financing arrangements for the project. The scheme should put the project on a better financial standing and enable CLP to increase its ownership and exercise greater control over the project.

We have widened our partnership with a subsidiary of the China Huaneng Group on wind farm projects in China. Following our 45% investment in the 27MW wind farm at Changdao in Shandong Province, which is currently under construction, we have concluded commercial arrangements for taking a 45% interest in the 19.5MW greenfield wind project at Weihai in Shandong. Wind monitoring at various sites in Guangdong and Hainan Island is also being conducted. We are also reviewing wind farm opportunities in Australia and small hydro schemes in India.

In July 2004, CLP launched a commercial scale wind turbine pilot demonstration to investigate the economic, environmental and technical feasibility and practicality of wind energy applications in Hong Kong. This pilot study will take a commercial scale wind turbine through the full site selection and regulatory process to educate the industry and the community about wind energy applications in Hong Kong.

Through a structured site selection exercise and engagement of various stakeholders including the Government, green groups and community groups, two potential sites, namely Kau Sai Chau and Hei Ling Chau, were identified. A preferred site will be selected based on the results of the on-site wind resource measurement, engineering design and preliminary impact assessment to be conducted on both potential sites in the coming months.

Air Quality

We are committed to improving the environmental performance of our electricity generation activities in Hong Kong. A major environmental initiative we are planning to undertake is an Emissions Control Project at the Castle Peak B Power Station, which involves the retrofit of flue gas desulphurisation equipment.

We have been proceeding with the necessary front-end engineering works. Technology option selection is nearing completion and we are preparing to undertake an Environmental Impact Assessment (EIA). A retrofit project such as this will involve a large amount of demolition, plant re-location, and construction works to be undertaken on an operating site. It is imperative that power generation is not disrupted throughout the project period. We are developing a project execution plan to ensure smooth and timely implementation of the project, while maintaining a reliable supply of electricity to our customers.

CLP is developing the infrastructure needed to assure the availability of LNG in Hong Kong. Preliminary site selection studies for the LNG receiving and storage terminal identified two sites which appear suitable, South Soko Island and adjacent to CAPCO’s Black Point Power Station. EIAs are underway for both sites, with anticipated completion in mid 2006.

Leading up to the EIA submission, an active public communication campaign has helped inform the public and various other stakeholders of the benefits of LNG, as well as the need for a receiving terminal and storage facility in Hong Kong. This campaign has included briefings with various stakeholders including green groups, community groups, and various government departments, advertisements, and a website. For more details, we invite you to visit our project website at www.clpgroup.com/environment/lng or phone our enquiry hotline at (852) 2678-8189.

CLP was the first company to sign the Clean Air Charter. This charter is led by the Business Coalition on the Environment, and aims to engage the business community in voluntary emissions reductions to clean up the air in Hong Kong and elsewhere in the Pearl River Delta.

Energy Conservation

In June 2005, we received our first certificate in the Hong Kong Energy Efficiency Registration Scheme for Buildings for our newly commissioned Sham Mong Road Substation. This will be adopted as the latest design standard for our future substations in Hong Kong.

CLP continued its effort in enhancing public awareness on energy savings through our school and community PowerWise outreach programmes. The PowerWise website, which passes on practical tips on wise use of energy in a fun and interactive way, has attracted about 60,000 visits from internet users.

During the first half of the year, more than 1,600 advisory services including energy audits were provided to our customers to help reduce their energy costs.

Financial Performance

The financial information set out in this announcement does not constitute the Group’s statutory accounts for the six-month period ended 30 June 2005, but represents an extract from those accounts. The information is unaudited but has been reviewed by the Group’s Audit Committee and external auditors PricewaterhouseCoopers whose unmodified review report is included in the Interim Report to be sent to shareholders.

Condensed Consolidated Profit and Loss Account

		(Unaudited) 6 months ended 30 June
		2005	2004	Increase
	Note	HK$M	HK$M	%
			(Restated)

Revenue	3,4	16,626	14,615	13.8

Expenses
Purchases of electricity and gas		8,613	7,630
Staff expenses		665	648
Fuel and other operating costs		1,976	1,493
Depreciation and amortisation		1,359	1,219

		12,613	10,990

Operating profit	4	4,013	3,625	10.7
Finance costs	5	(725)	(595)
Finance income		63	23
Share of results, net of tax
jointly controlled entities		1,614	1,541
associated companies		79	116

Profit before taxation		5,044	4,710
Taxation	6	(467)	(572)

Earnings attributable to shareholders	7	4,577	4,138	10.6

Dividends
First interim paid		1,156	1,084
Second interim proposed		1,156	1,084

		2,312	2,168

Earnings per share, HK$	8	1.90	1.72

Dividends per share, HK$	9
First interim paid		0.48	0.45
Second interim proposed		0.48	0.45

		0.96	0.90	6.7

Condensed Consolidated Balance Sheet

		(Unaudited) 30 June 2005	(Restated) 31 December 2004
	Note	HK$M	HK$M

Non-current assets
Fixed assets	10	61,758	55,508
Leasehold land	10	2,218	2,240
Goodwill and other intangible assets	2	6,961	(1,022)
Investments in jointly controlled entities		14,886	14,998
Investments in associated companies		1,596	1,640
Deferred tax assets		368	1,043
Derivative instruments		472	—
Other non-current assets		459	9

		88,718	74,416

Current assets
Inventories – stores and fuel		659	299
Trade and other receivables	11	6,559	3,564
Derivative instruments		870	—
Bank balances, cash and other liquid funds		1,932	2,520

		10,020	6,383
Current liabilities
Customers’ deposits		(3,223)	(3,119)
Fuel clause account		(460)	(762)
Trade and other payables	12	(4,915)	(4,216)
Taxation payable		(662)	(403)
Short-term loans and current portion of long-term borrowings	13	(7,023)	(1,178)
Derivative instruments		(586)	—

		(16,869)	(9,678)

Net current liabilities		(6,849)	(3,295)

Total assets less current liabilities		81,869	71,121

Financed by:
Equity
Share capital		12,041	12,041
Share premium		1,164	1,164
Reserves
Proposed dividends		1,156	2,119
Others		31,896	28,875

Shareholders’ funds		46,257	44,199

Non-current liabilities
Long-term borrowings	13	25,479	17,596
Deferred tax liabilities		5,115	5,084
Derivative instruments		666	—
Scheme of Control (SoC) reserve accounts		3,338	3,720
Other non-current liabilities		1,014	522

		35,612	26,922

Equity and non-current liabilities		81,869	71,121

Notes:

(1)	The accounting policies used in the preparation of the condensed consolidated interim accounts are consistent with those set out in the Annual Report 2004, except that the Group has changed certain of its accounting policies following its adoption of new / revised Hong Kong Financial Reporting Standards (HKFRSs) and Hong Kong Accounting Standards (HKASs) (collectively referred to as new HKFRSs) which are relevant to its operations and effective for accounting periods commencing on or after 1 January 2005. The adopted new HKFRSs that are of significant difference from the accounting policies set out in the Annual Report 2004 are discussed below, with comparative figures of the corresponding period in 2004 amended in accordance with the relevant requirements:

(A)	HKAS 1 “Presentation of Financial Statements”

HKAS 1 has affected certain presentation and disclosures in the accounts. Major changes relate to the presentation of (a) share of profits from Hok Un joint venture and transfers under the Scheme of Control (SoC) arrangement, which had been shown separately on the profit and loss account and (b) share of results of affiliated companies which represented the Group’s share of affiliated companies’ profits or losses before taxation.

Pursuant to the provision of HKAS 1 which prohibits presentation of any items of income and expense as extraordinary items, the Group has reclassified (a) the share of profits from Hok Un as part of the share of results from jointly controlled entities, (b) the transfers from/(to) Development Fund and special provision account as adjustments to revenue (Note 3) and (c) the transfer to Rate Reduction Reserve as part of the finance costs (Note 5). The Group’s share of results of the affiliated companies has also been presented on an after taxation basis, as prescribed under HKAS 1. These changes have no effect on earnings.

(B)	HKAS 17 “Leases”

The adoption of HKAS 17 has resulted in a change in the accounting policy relating to leasehold land. In prior years, the leasehold land was accounted for as fixed assets and carried at cost less accumulated depreciation. HKAS 17, however, prescribes leasehold land to be accounted for as an operating lease if title is not expected to pass to the lessee by the end of the lease term. Pursuant to the requirements, the lease premium for land is initially stated at cost and amortised over the period of the lease.

The retrospective application of HKAS 17 has resulted in a reclassification of unamortised lease premium for land from Fixed Assets to Leasehold Land, with a decrease in fixed assets and a corresponding increase in leasehold land of HK$2,218 million at 30 June 2005 (December 2004: HK$2,240 million). There was no impact on the profit and loss account.

(C)	HKAS 32 “Financial Instruments: Disclosure and Presentation” and HKAS 39 “Financial Instruments: Recognition and Measurement”

The adoption of HKAS 32 and HKAS 39 has resulted in a change in the accounting policy for recognition, measurement, derecognition and disclosure of financial instruments. Apart from the accounting for derivative instruments which are described below, HKAS 39 requires that where an entity sells a portfolio of receivables with recourse, that portfolio should be accounted for as a collateralised borrowing, since it does not qualify for derecognition. In the past, the Group followed the principles under the replaced accounting standard SSAP 28 “Provisions, Contingent Liabilities and Contingent Assets” and disclosed such type of transaction as contingent liabilities.

Prior to 1 January 2005, derivative instruments of the Group were not recorded on the balance sheet based on the then prevailing accounting standards. In accordance with the provisions of HKAS 39, however, a derivative or embedded derivative is initially recognised at fair value on the date a derivative contract or hybrid contract is entered into and is subsequently re-measured at its fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).

Changes in fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. For derivatives that are designated and qualify as cash flow hedges, the effective portion of changes in fair value of derivatives is recognised in equity while the gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account. Amounts accumulated in the equity are transferred to the profit and loss account or reclassified as part of the initial cost or carrying amount of an asset or liability in the period when the hedged item affects earnings or the asset or liability is recognised.

The Group had adopted HKAS 32 and HKAS 39 prospectively. For receivables sold with recourse, the change in the accounting policy has resulted in an increase in receivables and a corresponding increase in borrowings of HK$653 million on 1 January 2005 (June 2005: HK$277 million). The Group also identified derivatives embedded in contracts. Recognition of such embedded derivatives has resulted in an increase in receivables and a corresponding increase in the balance of the retained profits as at 1 January 2005 of HK$157 million (June 2005: HK$140 million).

The Group further recognised financial and energy derivatives at fair value in the balance sheet on 1 January 2005 which amounted to a net liability of HK$1,199 million. The corresponding adjustments were to (a) decrease the Group’s share of net assets of affiliated companies by HK$110 million, (b) increase the carrying amount of hedged borrowings by HK$249 million, (c) increase the deferred tax assets and liabilities by HK$29 million and HK$7 million respectively, (d) increase the other assets and liabilities by HK$1,368 million and HK$5 million respectively, and (e) decrease the reserves by HK$173 million. Adjustments to the balance sheet as at 30 June 2005 as a result of recognising these types of derivative instruments were to (a) increase in derivative instruments (net assets) by HK$90 million, (b) decrease the Group’s share of net assets of affiliated companies by HK$127 million, (c) increase the carrying amount of hedged borrowings by HK$176 million, (d) decrease the deferred tax assets and goodwill by HK$56 million and HK$130 million respectively, (e) increase the other assets by HK$269 million and (f) decrease the reserves by HK$130 million.

(D)	HKFRS 3 “Business Combinations” and HKAS 36 “Impairment of Assets”

Until 31 December 2004, goodwill was amortised on a straight-line basis over its estimated useful life and assessed for impairment whenever events or changes in circumstances indicated that its carrying amount might not be recoverable. The adoption of HKFRS 3 and HKAS 36 has resulted in a change in the accounting policy for goodwill. In accordance with the provisions of HKFRS 3, the Group ceased amortisation of goodwill from 1 January 2005 and now tests for impairment annually and when there are indications of impairment. Pursuant to its transitional provisions, the Group also (a) eliminated the accumulated amortisation of goodwill of HK$5 million as at 31 December 2004 with a corresponding decrease in the cost of goodwill and (b) derecognised the unamortised negative goodwill of HK$1,046 million, with a corresponding adjustment to the balance of retained profits on 1 January 2005. No impairment loss has been recognised during the first half of 2005.

(2)	Acquisition of Merchant Energy Business in Australia

On 31 May 2005, the Group completed the acquisition of the merchant energy business division (MEB) of SPI Australia Group, a wholly-owned subsidiary of Singapore Power Limited (Singapore Power). The acquisition involved separation of the MEB from SPI Australia Group’s other businesses in Australia. As it was completed only one month prior to the balance sheet date, the fair values assigned to the identifiable assets, liabilities and contingent liabilities, if any, are provisional.

Assets and liabilities arising from the acquisition:

	Fair Value	Carrying Amount
	HK$M	HK$M

Fixed assets	5,724	6,192
Derivative instruments, net	186	186
Trade receivables	1,503	1,503
Bank balances, cash and other liquid funds	598	598
Trade payables	(754)	(754)
Total borrowings	(1,550)	(1,550)
Other net (liabilities)/assets	(765)	2,443	(a)

Fair value of net assets acquired	4,942	8,618

Note (a):	The carrying amount included goodwill of HK$2,636 million arising from restructuring of the MEB by SPI Australia Group prior to the acquisition by the CLP Group.

Goodwill and other intangible assets arising from the acquisition:

HK$M

Purchase consideration:
- cash paid	11,876
- direct costs relating to the acquisition	40

Total purchase consideration	11,916
Fair value of net assets acquired	(4,942)

Goodwill and other intangible assets	6,974

The MEB, when combined with the Group’s existing Yallourn Energy, has created a diversified energy business across retail and generation. The above goodwill and other intangible assets are primarily attributable to the customer base of the retail business and significant synergies expected to arise after the acquisition. To the extent that the fair values of assets and liabilities acquired may be revised, there will be a corresponding impact on goodwill.

(3)	Revenue represents primarily sales of electricity and gas, supply and maintenance service fees and other electricity-related revenue. An analysis of the Group’s revenue for the period is as follows:

	6 months ended 30 June
	2005 HK$M	2004 HK$M

Sales of electricity	15,842	13,783
Sales of gas	313	—
Other revenue	133	139

	16,288	13,922
Transfer from Development Fund (A)	338	597
Transfer from special provision account	—	96

	16,626	14,615

(A)	Pursuant to the SoC Agreement, if the gross tariff revenue in Hong Kong in any year exceeds or is less than the total of the operating costs, permitted return and taxation charges, such excess shall be added to, or such deficiency shall be deducted from, the Development Fund.

(4)	The Group operates, through its subsidiaries, jointly controlled entities and associated companies, in three major geographical regions - Hong Kong, the Chinese mainland and the Asia-Pacific region. Information about the Group’s operations by geographical regions is as follows:

	Hong Kong	Chinese Mainland		Asia-Pacific Region	Unallocated Items	Total
	HK$M	HK$M		HK$M	HK$M	HK$M

6 months ended 30 June 2005
Revenue	13,704	—		2,922	—	16,626

Segment results	3,575	(37)		549	(74)	4,013
Share of results, net of tax
jointly controlled entities	930	563	(a)	121	—	1,614
associated companies	—	—		79	—	79

Profit/(Loss) before financing and taxation	4,505	526		749	(74)	5,706
Finance costs						(725)
Finance income						63
Taxation						(467)

Earnings for the period						4,577

Capital additions	1,912	—		267	—	2,179
Depreciation and amortisation	986	1		371	1	1,359

As at 30 June 2005
Segment assets	46,611	153		34,952	172	81,888
Investments in
jointly controlled entities	6,982	6,569		1,335	—	14,886
associated companies	—	—		1,596	—	1,596
Tax assets	—	—		368	—	368

Consolidated total assets	53,593	6,722		38,251	172	98,738

Segment liabilities	10,125	44		3,973	60	14,202
Total borrowings	—	—		14,757	17,745	32,502
Tax liabilities	5,479	—		298	—	5,777

Consolidated total liabilities	15,604	44		19,028	17,805	52,481

Note (a):	Out of the HK$563 million, HK$431 million was attributed to investments in Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) and Hong Kong Pumped Storage Development Company, Limited (PSDC), whose generating facilities serve Hong Kong.

	Hong Kong	Chinese Mainland		Asia-Pacific Region	Unallocated Items	Total
	HK$M	HK$M		HK$M	HK$M	HK$M

6 months ended 30 June 2004
Revenue	12,649	—		1,966	—	14,615

Segment results	3,174	(98)		624	(75)	3,625
Share of results, net of tax
jointly controlled entities	925	521	(a)	95	—	1,541
associated companies	(2)	—		118	—	116

Profit/(Loss) before financing and taxation	4,097	423		837	(75)	5,282
Finance costs						(595)
Finance income						23
Taxation						(572)

Earnings for the period						4,138

Capital additions	2,315	1		321	—	2,637
Depreciation and amortisation	922	1		295	1	1,219

As at 31 December 2004
Segment assets	44,374	215		18,324	205	63,118
Investments in
jointly controlled entities	6,894	6,643		1,461	—	14,998
associated company	—	—		1,640	—	1,640
Tax assets	—	—		1,043	—	1,043

Consolidated total assets	51,268	6,858		22,468	205	80,799

Segment liabilities	10,731	60		1,482	66	12,339
Total borrowings	—	—		7,503	11,271	18,774
Tax liabilities	5,067	—		420	—	5,487

Consolidated total liabilities	15,798	60		9,405	11,337	36,600

Note (a):	Out of the HK$521 million, HK$380 million was attributed to investments in GNPJVC and PSDC, whose generating facilities serve Hong Kong.

No business analysis is shown as substantially all the principal activities of the Group are for the generation and supply of electricity. The SoC business accounted for approximately 100% of the Group’s revenue and segment results in Hong Kong for the period ended 30 June 2005.

(5)	Finance costs of the Group are analysed below:

	6 months ended 30 June
	2005	2004
	HK$M	HK$M

Finance costs:
Interest expenses on bank loans and overdrafts	341	373
other borrowings
- wholly repayable within five years	82	82
- not wholly repayable within five years	100	73
Development Fund and special provision account (A)	120	112
customers’ deposits and others	43	20
Finance charges	20	14
Fair value loss on financial instruments
Cash flow hedges, transfer from equity	174	—
Hedging costs and exchange gains/losses	(2)	62

	878	736
Less: amount capitalised	(153)	(141)

	725	595

(A)	In accordance with the provisions of the SoC Agreement, CLP Power Hong Kong is required to credit, to a Rate Reduction Reserve in its accounts, a charge of 8% per annum on the sum of the average balances of the Development Fund and special provision account.

(6)	The charge for taxation includes profits tax of CLP Holdings (the Company) and subsidiaries both within and outside Hong Kong on estimated assessable profits, and deferred taxation arising from temporary differences attributable to various differences in accounting treatments and tax regulations. Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits. Taxation on profits assessable outside Hong Kong has been provided at the rates prevailing in the respective jurisdictions.

	6 months ended 30 June
	2005	2004
	HK$M	HK$M

Current income tax
Hong Kong	418	333
Outside Hong Kong	14	15

	432	348

Deferred income tax
Hong Kong	126	165
Outside Hong Kong	(91)	59

	35	224

	467	572

For the six-month period ended 30 June 2005, the Group’s share of taxation of jointly controlled entities and associated companies were HK$259 million (2004: HK$193 million) and HK$24 million (2004: HK$27 million) respectively.

(7)	The contribution of each major activity to the Group earnings is analysed as follows:

	6 months ended 30 June
	2005		2004
	HK$M	HK$M	HK$M	HK$M

Earnings from electricity business in Hong Kong		3,510		3,337
Electricity sales to Chinese mainland from Hong Kong	63		30
Generating facilities in Chinese mainland serving Hong Kong (GNPJVC and PSDC)	431		380
Other power projects in Chinese mainland	95		43
Energy businesses in Asia-Pacific region	425		404
Group non-energy activities	(4)		(66)

Earnings from other investments/activities		1,010		791
Unallocated net finance costs		(43)		(39)
Unallocated Group expenses		(74)		(75)

Total operating earnings		4,403		4,014
Hok Un redevelopment profit		174		124

Total earnings		4,577		4,138

(8)	The 2005 earnings per share figures are based on the number of shares in issue of 2,408,245,900 (2004: 2,408,245,900). Fully diluted earnings per share is not included as the Company did not have any diluting equity instruments as at 30 June 2005 (2004: nil).

(9)	The first and second interim dividends of HK$0.48 per share each are based on the existing 2,408,245,900 shares of HK$5.00 each in issue (2004: two interim dividends of HK$0.45 per share each).

(10)	Fixed Assets and Leasehold Land

Fixed assets and leasehold land totalled HK$63,976 million (December 2004: HK$57,748 million). When employed for the SoC business, they are collectively referred to as SoC fixed assets and amounted to HK$43,296 million as at 30 June 2005 (December 2004: HK$42,415 million). Fixed assets and leasehold land that were attributed to overseas subsidiaries in Australia and India totalled HK$20,502 million (December 2004: HK$15,147 million), with the increase mainly attributed to acquisition of the MEB. Movements in the accounts are as follows:

(A)	Fixed Assets:

	Freehold Land and Buildings		Plant, Machinery and Equipment (note a)		Total
	30 June 2005	31 December 2004	30 June 2005	31 December 2004	30 June 2005	31 December 2004
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

Net book value, at beginning of period/year
- as previously reported	8,242	7,756	49,506	46,401	57,748	54,157
- reclassification of leasehold land	(2,240)	(2,229)	—	—	(2,240)	(2,229)

- as restated	6,002	5,527	49,506	46,401	55,508	51,928
Acquisition of a subsidiary	29	—	5,695	—	5,724	—
Additions	223	703	1,955	5,059	2,178	5,762
Transfers and disposals	(1)	(74)	(50)	(228)	(51)	(302)
Depreciation charge	(88)	(170)	(1,248)	(2,309)	(1,336)	(2,479)
Exchange differences	(4)	16	(261)	583	(265)	599

Net book value, at end of period/year	6,161	6,002	55,597	49,506	61,758	55,508

Note (a):	Plant, machinery and equipment included leased generating plants for our electricity business in Australia held under agreements which are treated as finance leases. The net book value of these leased assets as at 30 June 2005 was HK$4,681 million.

(B)	Leasehold Land:

	30 June 2005	31 December 2004
	HK$M	HK$M

Net book value, at beginning of period/year
- as previously reported	—	—
- reclassification of leasehold land	2,240	2,229

- as restated	2,240	2,229
Additions	1	61
Amortisation charge	(23)	(50)

Net book value, at end of period/year	2,218	2,240

Leasehold land is mainly held under medium to long term leases (i.e. over 10 years) in Hong Kong. The SoC Agreement considers leasehold land as one type of fixed assets on which permitted return is earned.

Capital expenditure on fixed assets and leasehold land incurred during the period for the SoC business was HK$1,911 million (2004: HK$2,313 million).

(11)	Trade and Other Receivables

	30 June 2005	31 December 2004
	HK$M	HK$M

Trade receivables (aging analysis is shown below)	5,047	2,376
Deposits and prepayments	1,330	986
Dividend receivable from jointly controlled entities	170	196
Current accounts with jointly controlled entities	12	6

	6,559	3,564

The Group has established credit policies for customers in each of its core businesses. The credit term for trade receivables ranges from 15 to 60 days. The aging analysis of the trade receivables, after provisions, is as follows:

	30 June 2005	31 December 2004
	HK$M	HK$M

Below 30 days (including amount not yet due)	4,568	2,332
31-60 days	216	15
61-90 days	53	7
Over 90 days	210	22

	5,047	2,376

Trade and other receivables attributed to overseas subsidiaries amounted to HK$3,799 million (December 2004: HK$1,610 million).

(12)	Trade and Other Payables

	30 June 2005	31 December 2004
	HK$M	HK$M

Trade payables (aging analysis is shown below)	2,453	2,064
Other payables and accruals	1,310	1,053
Current accounts with jointly controlled entities	1,152	1,099

	4,915	4,216

The aging analysis of the trade payables is as follows:

	30 June 2005	31 December 2004
	HK$M	HK$M

Below 30 days (including amount not yet due)	2,437	2,043
31-60 days	1	2
61-90 days	3	4
Over 90 days	12	15

	2,453	2,064

(13)	Bank Loans and Other Borrowings

During the six months ended 30 June 2005, the Group arranged an AUD2,450 million and a HK$6,000 million unsecured loan facilities and used part of the facilities to fund the acquisition of the MEB and working capital requirements for our business in Australia and to refinance the existing facilities of Yallourn Energy. The Group also issued HK$1,000 million fixed rate notes under the Medium Term Note Programme to support the capital requirements of the electricity business in Hong Kong. Total borrowings of the Group are analysed as follows:

	Current		Non-Current		Total
	30 June 2005	31 December 2004	30 June 2005	31 December 2004	30 June 2005	31 December 2004
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

Short-term loans	4,343	422	—	—	4,343	422
Long-term bank loans	284	756	18,494	10,916	18,778	11,672
Other long-term borrowings	2,340	—	5,506	6,680	7,846	6,680

Bank loans and other borrowings	6,967	1,178	24,000	17,596	30,967	18,774
Obligations under finance leases	56	—	1,479	—	1,535	—

	7,023	1,178	25,479	17,596	32,502	18,774

SUPPLEMENTARY INFORMATION ON TREASURY ACTIVITIES

The Group has engaged in new financing activities in the first half of 2005 to support the continuous expansion of electricity business in Hong Kong and acquisition of the MEB in Australia.

In April 2005, CLP Holdings completed a HK$6.0 billion self-arranged medium term loan facility with 15 international banks. CLP Holdings utilised HK$2.0 billion commitment amount to replace a higher-priced tranche of its existing loan facility and a portion of the financing was also drawn to fund part of the equity contribution related to the acquisition of the MEB. The new loan facility should provide CLP Holdings with ample liquidity to meet its investment needs over the next few years.

CLP Australia Finance Pty Ltd., a wholly-owned subsidiary in Australia, completed a A$2.2 billion unsecured corporate loan facility and a A$250 million working capital facility in May 2005 to fund the balance of the purchase consideration payable upon the acquisition of the MEB, refinance the existing Yallourn Energy project finance facilities and fund the working capital requirements for our business in Australia. The loans are non-recourse to CLP Holdings.

In January and June 2005, CLP Power Hong Kong issued two tranches of fixed rate notes due 2015 of HK$500 million each, with coupon rates at 4.35% and 4.15% respectively, through its wholly-owned subsidiary CLP Power Hong Kong Financing Limited. These issues were made under the Medium Term Note (MTN) Programme set up by CLP Power Hong Kong Financing Limited in 2002. Under the MTN Programme, notes in an aggregate amount of up to US$1.5 billion may be issued and will be unconditionally and irrevocably guaranteed by CLP Power Hong Kong.

As at 30 June 2005, financing facilities totalling HK$40.2 billion were available to the Group, including HK$15.6 billion for overseas subsidiaries. Of the available facilities, HK$31.0 billion had been drawn down, of which HK$13.2 billion was by overseas subsidiaries. Facilities totalling HK$9.5 billion were available to CAPCO, of which HK$9.0 billion had been drawn down.

Our total debt to total capital as at 30 June 2005 was 41.3% and interest cover was 10 times.

In May 2005, S&P lowered the foreign currency and local currency corporate credit rating of CLP Holdings to “A” from “A+”. S&P’s downgrade of CLP Holdings’ rating reflects its view of CLP Holdings’ increasing business risk as a result of our international diversification efforts over the past few years and the increased level of debt following the acquisition of the MEB in Australia. At the same time, S&P affirmed its “A+” foreign currency and local currency credit rating on CLP Power Hong Kong. The outlook for all the ratings is stable.

In addition to CLP Holdings and CLP Power Hong Kong, S&P also assigned its “A-” long-term credit rating to two of our Australian subsidiaries, namely CLP Australia Holdings Pty Ltd. and TRUenergy Pty Ltd. in May 2005 with stable outlook.

Moody’s re-affirmed the foreign currency rating of CLP Holdings and CLP Power Hong Kong unchanged at “A1” in May 2005 and at the same time revised downward the local currency issuer rating of CLP Holdings and CLP Power Hong Kong to “A1” and “Aa3” from “Aa2” and “Aa1” respectively. This puts CLP Power Hong Kong on par with the HKSAR’s local currency rating of “Aa3”. The outlook for the ratings is stable. Moody’s downgrade reflected its view of the increased overall business risk profile and financial leverage of CLP Holdings after the acquisition of the Australian MEB. At the same time, Moody’s continued to recognise the key credit strengths of strong and highly predictable cash flow generated from CLP Power Hong Kong, management’s gradual approach to overseas expansion, and CLP Group’s strong access to bank and capital markets. Both Moody’s and S&P consider CLP Power Hong Kong to be an integral part of CLP Holdings with both ratings closely linked.

The Group’s investments and operations have resulted in exposures to foreign currency risks, interest rate risks, credit risks and price risks associated with the sales and purchases of electricity in Australia. We actively manage such risks by using different derivative instruments with an objective to minimise the impact of exchange rate, interest rate and electricity price fluctuations on earnings, reserves and tariff charges to customers and monitor our risk exposures with the assistance of “Value-at-Risk” (VaR) methodology. The fair value of these derivative instruments was at a net surplus of HK$90 million, which represents the net amount we would receive if these contracts were closed out on 30 June 2005. The significant change in fair value from net deficit of HK$1,199 million as at 31 December 2004 is primarily attributed to the strengthening of U.S. dollar in the forward currency markets in the first half of 2005.

CORPORATE GOVERNANCE

In the Corporate Governance Report dated 28 February 2005 which was published in our Annual Report 2004, we reported that the Company had adopted its own Code on Corporate Governance (CLP Code) which incorporated all of the Code Provisions and Recommended Best Practices in the ‘Code on Corporate Governance Practices and Corporate Governance Report’ issued by the Hong Kong Stock Exchange (the Stock Exchange Code), save for the few exceptions specified and explained therein.

In this Interim Results Announcement, we give a brief update on our corporate governance practices, notably the progress on bringing into compliance the two deviations from the Recommended Best Practices of the Stock Exchange Code which we reported in the Corporate Governance Report.

The first of these related to the Recommended Best Practice that Independent Non-executive Directors represent at least one-third of the Board.

At our Annual General Meeting held on 28 April 2005, we announced the appointment of Professor Judy Tsui as an Independent Non-executive Director of the Company to take effect on 10 May 2005. Professor Tsui’s appointment has brought the number of Independent Non-executive Directors of the Company to 6. This represents one-third of the Board which presently comprises 18 Directors, and brings CLP into compliance with this Recommended Best Practice.

CLP’s second deviation from Recommended Best Practices of the Stock Exchange Code relating to the recommendation that an issuer should announce and publish quarterly financial results remains as a deviation of the CLP Code and our actual practices from the Stock Exchange Code. CLP issues quarterly statements which include turnover, interim dividends and progress in major business activities over the quarter. However, CLP does not issue quarterly financial results. The reason is a judgment that quarterly reporting does not bring significant benefits to shareholders. The considered reasons for this deviation were stated in the Corporate Governance Report on page 95 of the Company’s Annual Report 2004.

During the six months ended 30 June 2005 the Company met the Code Provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Listing Rules).

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and the unaudited condensed accounts for the six months ended 30 June 2005. All of the Audit Committee members are appointed from the Independent Non-executive Directors, with the Chairman and a member having appropriate professional qualifications and experience in financial matters.

Since 1989, the Company has adopted its own Code for Securities Transactions by Directors (CLP Securities Code), which is largely based on the Model Code set out in Appendix 10 of the Listing Rules. The CLP Securities Code also applies to Senior Management (comprising the four Executive Directors and the Managing Directors of CLP Power Hong Kong and CLP Power Asia) and other “Specified Individuals” such as senior managers in the CLP Group. The CLP Securities Code has been updated from time to time to reflect new regulatory requirements as well as CLP Holdings’ strengthened regime of disclosure of interests in its securities.

The current CLP Securities Code is on terms no less exacting than the required standard set out in the Model Code.

All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code and CLP Securities Code throughout the period from 1 January to 30 June 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES

There was no purchase, sale or redemption of the Company’s listed shares by the Company or any of its subsidiaries during the six months ended 30 June 2005.

INTERIM DIVIDEND

Directors today declared the second interim dividend of HK$0.48 per share (2004: HK$0.45 per share) which will be payable on 15 September 2005 to Shareholders registered as at 6 September 2005. The dividend of HK$0.48 per share is payable on the existing 2,408,245,900 shares of HK$5.00 each in issue.

The Register of Shareholders will be closed on 7 September 2005. To rank for the second interim dividend of HK$0.48 per share, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, for registration not later than 4:00 p.m. on Tuesday, 6 September 2005.

By Order of the Board
Peter W. Greenwood
Director & Company Secretary

Hong Kong, 23 August 2005

The Interim Report containing financial statements and notes to the accounts will be published on the

Company’s website www.clpgroup.com and the website of the Stock Exchange of Hong Kong on

6 September 2005 and despatched to shareholders on 13 September 2005.

Non-executive Directors: Dr. The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay,

                                             Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce and Mr. P. C. Tan

Independent Non-executive Directors: The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh,

                                                                    Mr. Paul M. L. Kan and Professor Judy Tsui

Executive Directors: Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mr. Peter W. Greenwood and Dr. Y. B. Lee

CLP Holdings Limited (incorporated in Hong Kong with limited liability) (Stock Code : 002)

Exhibit 2

CLP Holdings Announces Resignation of Director & Company Secretary and Appointment of Company Secretary

CLP Holdings Limited (“CLP Holdings”) announces the resignation of Mr. Peter W. Greenwood as the Director & Company Secretary and the appointment of Mrs. April Chan Yiu Wai Yee as the Company Secretary, both with effect from 27 August 2005.

Mr. Greenwood will step down as the Director & Company Secretary of CLP Holdings in order to pursue academic studies in the United Kingdom. Mr. Greenwood will also cease to be an alternate director to Mr. J. A. H. Leigh with effect from 27 August 2005. Mr. Greenwood has confirmed that he has no disagreement with the Board and that he is not aware of any matter in relation to his resignation that needs to be brought to the attention of the shareholders of CLP Holdings.

Mrs. April Chan is currently the Deputy Company Secretary of CLP Holdings and is a Fellow of The Hong Kong Institute of Chartered Secretaries and The Institute of Chartered Secretaries and Administrators in the United Kingdom.

For and on behalf of the Board
Andrew Brandler
Group Managing Director

Hong Kong, 25 August 2005

Non-executive Directors: Dr. The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay,

                                             Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce and Mr. P. C. Tan

Independent Non-executive Directors: The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh,

                                                                    Mr. Paul M. L. Kan and Professor Judy Tsui

Executive Directors: Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mr. Peter W. Greenwood and Dr. Y. B. Lee

CLP Holdings Limited (incorporated in Hong Kong with limited liability) (Stock Code : 002)

Exhibit 3

CLP Holdings Announces Appointment of Alternate Director

CLP Holdings Limited (“CLP Holdings”) announces the appointment of Mr. Jason Holroyd Whittle as an alternate to Mr. R. J. McAulay on the Board of Directors of CLP Holdings, with effect from 1 September 2005.

Mr. Jason Whittle, aged 37, holds an Master of Arts degree from the University of Pompeu Fabra in Barcelona, Spain. He is the son-in-law of Mr. R. J. McAulay. Mr. Whittle is a director of Sir Elly Kadoorie & Sons Ltd. and the managing director of LESS Limited, which is a general partner of a venture capital fund of funds focused on the environmental sector. Mr. Whittle was an executive at CLP Enterprises Limited between 2000 and 2002 and is now a director of CLP Power Asia Limited, CLP Research Institute Limited and CLP IT Solutions Limited.

As at the date of this announcement, Mr. Whittle is deemed (by virtue of the Securities and Futures Ordinance) to be interested in 240,483,371 shares in CLP Holdings. These shares are held in the following capacity:-

(i)	600 shares are held in a personal capacity;

(ii)	236,335,571 shares are held by discretionary trusts, of which Mr. Whittle is one of the discretionary objects; and

(iii)	4,147,200 shares are held by discretionary trusts, of which Mr. Whittle is one of the discretionary objects.

As an Alternate Director, Mr. Whittle is not entitled to receive any Director’s fees from CLP Holdings.

Save as above, CLP Holdings considers there are no other matters that need to be brought to the attention of shareholders in relation to this appointment.

By Order of the Board
April Chan Yiu Wai Yee
Company Secretary

Hong Kong, 30 August 2005

Non-executive Directors: Dr. The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce and Mr. P. C. Tan

Independent Non-executive Directors: The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan and Professor Judy Tsui

Executive Directors: Mr. Andrew Brandler, Mr. Peter P. W. Tse and Dr. Y. B. Lee